SECOND AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT

THIS SECOND AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT (this “Amendment”), effective as of November 21, 2007, is entered into by and between NEXT, INC., a Delaware corporation (“Borrower”), and NATIONAL CITY BANK, a national banking association (“Bank”).

W I T N E S S E T H  T H A T:

WHEREAS, Borrower and Bank entered into a certain Amended and Restated Credit Agreement dated as of January 31, 2007, as amended by a certain First Amendment to Amended and Restated Credit Agreement dated effective as of January 31, 2007 (collectively, the “Loan Agreement”); and

WHEREAS, Bank and Borrower wish to modify the Loan Agreement on the terms and conditions stated herein.

NOW, THEREFORE, in consideration of these premises and the undertakings of the parties hereto, Borrower and Bank hereby agree as follows:

A.

Effect of Amendment.  As expressly stated herein, the provisions contained herein shall serve to supplement and amend the provisions of the Loan Agreement.  To the extent that the terms of this Amendment conflict with the terms of the Loan Agreement, the provisions of this Amendment shall control in all respects.  The recitals appearing above are incorporated herein by reference and made a part hereof.  All defined terms used herein not specifically defined herein shall have the respective meanings set forth in the Loan Agreement.

B.

Additional Obligations of Borrower.

 In addition to the fees stated in Section 7.9 of the Loan Agreement, Borrower shall also pay all reasonable costs and expenses incidental to this Amendment, including, but not limited to, reasonable fees and out of pocket expenses of Bank’s counsel.  In addition, Borrower shall also pay a restructuring fee in the amount of Five Thousand and No/100 Dollars ($5,000.00).  Such restructuring fee shall be payable as of the execution of this Amendment and shall be deemed earned in full upon payment and shall not be refundable for any reason.

C.

Reaffirmation of Representations and Warranties.  Borrower hereby reaffirms all representations and warranties contained in Section 5 of the Loan Agreement and within Section 5 of the Loan Agreement, all references to the Loan Agreement shall be deemed to include this Amendment.

D.

Reaffirmation of Covenants.  Borrower hereby reaffirms its duty to comply with the covenants contained in Section 7 and Section 8 of the Loan Agreement, as the same are modified herein.  Any violations of the financial covenants set forth in Section 7.12 of the Loan Agreement existing prior to the execution of this Amendment shall be deemed waived. However, nothing in this paragraph shall be construed as a waiver of any other term or condition of the Loan Agreement nor shall it be construed as a commitment on the part of Bank to waive any subsequent violation of the same or any other term or condition set forth in the Loan Agreement, as amended by this Amendment.

E.

Reaffirmation of Events of Default and Rights of Bank.  Borrower hereby reaffirms the events of default and rights of Bank contained in Section 9, Section 10, Section 11, and Section 12 of the Loan Agreement, as amended by this Amendment.

F.

Amendments.  The following provisions of the Loan Agreement shall be amended and restated as follows:

1.3

“Applicable Spread” means that number of percentage points to be taken into account in determining the per annum rate at which interest will accrue on the Line of Credit, determined by reference to the ratio of Borrower's Senior Debt to its EBITDA in accordance with the following table:

Senior Debt to EBITDA	Prime Rate	Commitment Fee

Greater than or equal to 3.50x	Plus 75 Basis Points	37.5 Basis Points
3.49x – 2.75x	Plus 50 Basis Points	25 Basis Points
Less than 2.75x	Plus 25 Basis Points	12.5 Basis Points

The Applicable Spread shall be determined on the basis of the financial statements of Borrower for each fiscal quarter furnished to Bank pursuant to the requirements of Section 7.2, with prospective effect for the following fiscal quarter. The Applicable Spread shall be adjusted on the first interest payment date which follows receipt by Bank of the financial statements upon which such adjustment is based. In the event that Borrower fails to deliver the financial statements and compliance certificates required under Section 7.2 for any month which ends a fiscal quarter, then the Applicable Spread shall be the largest spread shown on the above table from the date such financial statements were required to be delivered until the first interest payment date which follows delivery to Bank of such financial statements.

1.9

“Borrowing Base” means an amount equal to the sum of (i) eighty-five percent (85%) of Eligible Receivables, plus (ii) fifty-five percent (55%) of Eligible Inventory (“Inventory Availability”), provided that the maximum amount of the Inventory Availability shall be limited to $3,500,000.00 minus (iii) an amount equal to the face amount of any outstanding Letters of Credit (except that with respect to the Letter of Credit relating to Contract Management Services, only forty percent (40%) of such outstanding Letter of Credit shall be deducted from the Borrowing Base), all as disclosed on the most recent Borrowing Base Certificate furnished to Bank pursuant to the requirements of this Agreement.

1.11

“Cash Flow Leverage Ratio” means the ratio of Senior Debt to the sum of EBITDA plus equity or subordinated capital injections.

1.24

“Fixed Charge Coverage Ratio” means, on a consolidated basis, (a) the sum of Borrower’s and each Subsidiary's (i) EBITDA plus (ii) equity or subordinated capital injections divided by (b) the sum of (i) cash interest expense, (ii) scheduled amortization payments of the principal portion of all indebtedness for borrowed money, (iii) cash income taxes, (iv) capital expenditures, and (v) the payment of any cash dividends or distributions. The calculation of the Fixed Charge Coverage Ratio shall exclude any transactions between Borrower and any Subsidiary.

1.36

“Loans” means all Line of Credit Loans, including all renewals, modifications, amendments and extensions thereof, together with any and all other indebtedness or other obligations which may be advanced from time to time to Borrower by Bank, including but not limited to any Rate Hedging Obligations or other Financial Contracts.

1.39

“Notes” means the Line of Credit Note, including all renewals and extensions thereof evidencing the Loans.

1.40

[Intentionally deleted].

1.41

[Intentionally deleted].

1.42

[Intentionally deleted].

0.1.1

The Line of Credit Note; Method of Borrowing.  The obligation of Borrower to repay the Line of Credit Loans shall be evidenced by the Line of Credit Note which shall be repayable on or before November 30, 2008. As long as no Event of Default or Unmatured Event of Default shall have occurred and be continuing, and subject to the further conditions and limitations contained herein, and until expiration of the Line of Credit, upon acceleration or otherwise, Borrower may borrow, repay and re-borrow under the Line of Credit Note. Each Line of Credit Loan which Bank determines to make to Borrower will, at the discretion of Bank be conditioned upon the receipt by Bank of an Application for Advance dated as of the date of request. Bank, in its sole discretion, shall be entitled to rely on any oral or telephonic communication requesting an advance and/or providing disbursement instructions which shall be received by it in good faith from anyone identifying himself as a person authorized by certified borrowing resolutions delivered from time to time to Bank or from anyone reasonably believed by Bank to be an officer or agent of Borrower otherwise authorized to borrow funds from Bank on behalf of Borrower. Borrower shall, upon Bank’s request, immediately confirm in writing to Bank any such oral or telephonic communication. All Line of Credit Loans by Bank and payments by Borrower shall be recorded by Bank on its books and records, and said books and records shall be conclusive evidence of the total indebtedness owed under the Line of Credit.

2.2

[Intentionally deleted].

6.11

Subsequent Advances.  At the time of each advance under the Line of Credit, no Event of Default or Unmatured Event of Default shall have occurred and be continuing, and the representations and warranties contained in this Agreement, including without limitation those in Section 5 hereof, shall be true and correct as of the date of the advance except as previously disclosed in writing to Bank.

7.12

Financial Covenants.  During the term of this Agreement and while any portion of the Loans or the other obligations of Borrower to Bank are outstanding, Borrower shall comply with the following financial covenants:

0.0.1

Borrower shall maintain a Cash Flow Leverage Ratio not to exceed those shown in the following table during the periods indicated:

Period	Ratio
11/30/07	8.25x
2/28/08	6.00x
5/31/08	4.50x
8/31/08	6.75x
11/30/08	8.75x

to be tested quarterly on a rolling four (4) quarter basis.

0.0.2

Borrower shall maintain a Fixed Charge Coverage Ratio of not less than those shown in the following table during the periods indicated:

Period	Ratio
11/30/07	.75x
2/28/08 – 8/31/08	.95x
11/30/08	1.10x

to be tested quarterly on a rolling four (4) quarter basis.

0.0.3

Borrower shall maintain the sum of EBITDA plus equity or subordinated capital injections of not less than those shown in the following table during the periods indicated:

Period	Ratio
11/30/07	$925,000
2/28/08	$1,025,000
5/31/08	$1,175,000
8/31/08	$1,050,000
11/30/08	$1,025,000

to be tested quarterly on a rolling four (4) quarter basis.

0.0.3

Declare or pay any dividend or distribution (including stock dividends) on its capital stock; provided, however, Borrower will be permitted to make distributions:  (a) to Borrower’s shareholders in amounts necessary to cover federal and state income tax liabilities payable solely as a result of income of Borrower being included in such shareholders' tax returns, which distributions will be in amounts necessary to pay such shareholders' tax obligations based upon such income derived from Borrower, and (b) so long as Borrower is in compliance with all of the covenants contained in Sections 7 and 8 herein; such distributions described in this Section 8.2.3  may be made only so long as no Event of Default or Unmatured Event of Default has occurred prior to such distributions or will occur as a result of such distributions; or

8.8

Prepayments.  Without the prior written consent of Bank, which consent shall not be unreasonably withheld, Borrower and each Subsidiary shall not voluntarily prepay, outside of the normal course of business, any indebtedness owing by Borrower or any Subsidiary prior to the stated maturity date thereof other than (a) the Loans, (b) indebtedness to trade creditors where the prepayment shall result in a discount on the amount due, and (c) on or after the date of the Second Amendment, a Two Hundred Thousand and No/100 Dollars ($200,000.00) principal prepayment of the Subordinated Debt to Next Investors, LLC, so long as Borrower is in compliance with Section 7.12 herein and no Event of Default or Unmatured Event of Default shall have occurred and be continuing, or would occur as a result of any such prepayment.

G.

New Paragraphs.  The following provisions shall be new paragraphs to the Loan Agreement:

1.61

“Second Amendment” means that certain Second Amendment to Amended and Restated Credit Agreement executed by and between Borrower and Bank dated effective as of November ___, 2007.

1.62      “Equity Requirement” means the contribution of not less than Five Hundred Thousand and No/100 Dollars ($500,000.00) of equity in Borrower on or prior to the date of the Second Amendment.

2.1.8     Equity Requirement.   On or prior to the date of the Second Amendment, Borrower shall receive the Equity Requirement, which Equity Requirement shall be used to pay down the principal balance of the Line of Credit prior to any disbursement of a new Line of Credit Loan.

H.

Necessary Documents.  The obligation of Bank to make the Loan under this Amendment is subject to the receipt by Bank on or before the date hereof of all of the following, each dated as of the date hereof or another date acceptable to Bank and each to be in the form and substance approved by Bank on the date on which this Amendment is executed and delivered by Borrower and Bank:

(1)

This Amendment.

(2)

The Replacement Promissory Note (Line of Credit) for $7,500,000.00.

(3)

A Confirmation of Guaranty from each of Danny F. Cooke and Robert Budd.

(4)

An Amended and Restated Subordination Agreement from Next Investors, LLC.

(5)

Reimbursement of fees and expenses and payment of $5,000 restructuring fee.

(6)

Such other documents, information, opinions, etc. as Bank may reasonably request.

I.

Release and Covenant Not to Sue.  In consideration of the agreements and understandings in this Amendment, the Borrower, together with its employees, officers, agents, executors, heirs, successors, and assigns, jointly and severally, hereby release the Bank, its employees, officers, participants, agents, attorneys, affiliates, subsidiaries, successors, and assigns from any claim, right, or cause of action which now exists, or hereafter arises from or in any way related to facts in existence as of the date hereof, whether known or unknown. By way of example and not limitation, the foregoing includes any claims in any way related to the Loan Documents and the business relationship with the Bank. The Borrower hereby covenants that it will refrain from commencing any action or suit or prosecuting any action or suit, in law or in equity, against the Bank, its employees, officers, agents, participants, attorneys, affiliates, subsidiaries, successors, and assigns, on account of any claim, action, or cause of action which now exists or which may hereafter accrue in the Borrower’s favor based upon facts existing as of the date of this Amendment.  In addition to the other liability which shall accrue upon the breach of this covenant, the breaching party shall be liable to the Bank for all reasonable attorneys’ fees and costs incurred by the Bank in the defense of such action or suit.

J.

CONSULTATION WITH COUNSEL.  THE BORROWER ACKNOWLEDGES THAT (1) IT HAS BEEN GIVEN THE OPPORTUNITY TO CONSULT WITH COUNSEL AND OTHER ADVISORS OF ITS CHOICE, AND AFTER CONSULTING WITH SUCH COUNSEL AND ADVISORS, KNOWINGLY, VOLUNTARILY, AND WITHOUT DURESS, COERCION, UNLAWFUL RESTRAINT, INTIMIDATION, OR COMPULSION, ENTERS INTO THIS AMENDMENT, BASED UPON SUCH ADVICE AND COUNSEL AND IN THE EXERCISE OF ITS BUSINESS JUDGMENT; (2) THIS AGREEMENT HAS BEEN ENTERED INTO IN EXCHANGE FOR GOOD AND VALUABLE CONSIDERATION, RECEIPT OF WHICH THE PARTIES HERETO ACKNOWLEDGE; (3) IT HAS CAREFULLY AND COMPLETELY READ ALL OF THE TERMS AND PROVISIONS OF THIS AMENDMENT AND IS NOT RELYING ON THE OPINIONS OR ADVICE OF THE BANK OR ITS AGENTS OR REPRESENTATIVES IN ENTERING INTO THIS AMENDMENT.

K.

No Course of Dealing Established.   The Borrower hereby acknowledges and agrees that neither this Amendment, nor any action taken or forbearance by the Bank pursuant to this Amendment, shall impair, prejudice, or in any other manner affect the rights of the Bank in and to any of the Collateral (including, without limitation, any proceeds thereof) or establish or be deemed to establish any precedent or course of dealing with respect to any of the Obligations or Collateral.

L.

Force and Effect.  Except as otherwise modified herein, all other terms and conditions of the Loan Agreement remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to Amended and Restated Credit Agreement to be executed by their duly authorized officers as of the day and year first above written.

NEXT, INC.

By:/s/ David O. Cole

Printed: David O. Cole

Title: Chief Financial Officer

NATIONAL CITY BANK

By: /s/ Timothy E. Miller

       Timothy E. Miller, Senior Vice President